                                                                    EXHIBIT 99.1



                                                              724 Solutions

                                                              [Logo]



                           SECOND QUARTER REPORT 2000


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OUR COMPANY

724 Solutions brings together everything - the technology, the applications, and the partners - that's needed to deliver secure financial services on a broad variety of Internet-enabled devices - any time, any place, and on any device.

As the wireless market grows, there will be a huge range of new devices - with varying displays, functionality and operating systems. The 724 Solutions Financial Services Platform (FSP) allows financial institutions to address the widest range of devices. As an open, flexible platform, the FSP can deliver a consistent user experience on today's devices, as well as those that will be on the market in the coming months and years.

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724 SOLUTIONS INC.

CHAIRMAN'S LETTER



FELLOW SHAREHOLDERS,

It has been another strong quarter for 724 Solutions, closing the first half of 2000 with revenue topping U.S. $7 million.

Second quarter 2000 brought an expansion of services offered by our customer Bank of Montreal to include French language capabilities and service in Western Canada. More recently, we signed two new licensing agreements with leading institutions BBVA Bancomer in Mexico, and Wachovia Corporation in the U.S., and Harris Bank became the first U.S. bank to offer wireless services to its one million customers. With BBVA Bancomer, the 724 Solutions Financial Services Platform (FSP) will be further expanded to meet the banking needs of Spanish-speaking consumers in Mexico and the U.S. Meanwhile, the Wachovia licensing agreement for retail and commercial banking and investment services marks our company's entry into the corporate banking arena - furthering 724 Solutions' goal to meet the needs of our customers.

This has certainly been a busy and exciting time for the entire 724 Solutions team. Looking to make the FSP available to even more financial institutions and, ultimately, consumers, we teamed up with Corillian Corporation in a joint-marketing agreement to offer medium-sized financial services providers a seamless wired and wireless Internet banking services solution for Wireless Application Protocol (WAP)-enabled phones.

The FSP functionality was further expanded through relationships forged with companies such as Neomar - whose technology helps speed-up delivery of WAP-based wireless financial services applications onto personal digital assistants; Maptuit - with whom 724 Solutions will develop location-based services; and SITEL Corporation - who help us offer valued multiple-language contact centre services to our customers around the world. These partners not only help us offer value-added functionality to the FSP and accelerate adoption, they also raise the bar for wireless banking and investment services.

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During this quarter, 724 Solutions was also able to demonstrate the FSP's readiness for next-generation devices operating on leading technologies such as Microsoft's Windows-powered PocketPC platform. Furthering our relationship with Ericsson, we also announced that the FSP is General Packet Radio Services
(GPRS)-compliant and ready for live trials after completing testing in Ericsson's new Berkeley Wireless Centre.

We continue to build a talented pool of professionals within the 724 Solutions team, having grown 34 percent during the quarter from 315 to 421 employees. Part of this growth comes from the addition of experienced talent following the close of 724 Solutions' acquisition of ezlogin.com, Inc. in June.

At the shareholders' meeting in May, three independent directors - Holger Kluge, a former CIBC executive; Barry J. Reiter, chairman of the Toronto law firm Torys' Technology Group; and Heather Reisman, founder and chief executive officer of Indigo Books, Music and More - were appointed to the board of directors, adding strong business insight and strategic value to our global deployment initiatives.

Moving forward, the 724 Solutions team is positioned to continue raising the bar in value-add by expanding the FSP to better respond to customer needs, and stake its claim to new regions around the world. We are already off to a running start with our recent announcements with CheckFree to provide bill presentment and electronic billing through the Financial Services Platform, and with Certicom to develop the first open and standards-based wireless PKI solution for the financial services industry - not to mention Citibank Singapore's going live on August 4th. Stay tuned for much more to come.



/s/ GREG WOLFOND
GREG WOLFOND
CHAIRMAN AND CHIEF EXECUTIVE OFFICER
724 SOLUTIONS INC.






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724 SOLUTIONS INC.


MANAGEMENT'S DISCUSSION AND ANALYSIS

THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH OUR UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2000 AND THE ACCOMPANYING NOTES. ALL FINANCIAL INFORMATION IS PRESENTED IN U.S. DOLLARS UNLESS OTHERWISE NOTED.

SOME OF THE STATEMENTS MADE IN THIS DOCUMENT ABOUT OUR FUTURE RESULTS, LEVELS OF ACTIVITY, PERFORMANCE, GOALS OR ACHIEVEMENTS OR OTHER FUTURE EVENTS CONSTITUTE FORWARD-LOOKING STATEMENTS. THESE STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE ACTUAL RESULTS OR EVENTS TO DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS. IN SOME CASES, FORWARD-LOOKING STATEMENTS CAN BE IDENTIFIED BY THE USE OF WORDS SUCH AS "MAY", "WILL", "SHOULD", "COULD", "EXPECTS", "PLANS", "INTENDS", "ANTICIPATES", "BELIEVES", "ESTIMATES", "PREDICTS", "POTENTIAL", OR "CONTINUE" OR THE NEGATIVE OR OTHER VARIATIONS OF THESE WORDS, OR OTHER COMPARABLE WORDS OR PHRASES. ALTHOUGH WE BELIEVE THAT THE EXPECTATIONS REFLECTED IN THESE FORWARD-LOOKING STATEMENTS ARE REASONABLE, THE COMPANY CANNOT GUARANTEE FUTURE RESULTS, LEVELS OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS OR OTHER FUTURE EVENTS. THE COMPANY IS UNDER NO DUTY TO UPDATE ANY OF ITS FORWARD-LOOKING STATEMENTS AFTER THE DATE OF THIS DOCUMENT, OTHER THAN AS REQUIRED BY LAW. UNDUE RELIANCE SHOULD NOT BE PLACED ON FORWARD-LOOKING STATEMENTS.


OVERVIEW

724 Solutions provides an Internet infrastructure solution to financial institutions that enables them to offer personalized and secure online banking, brokerage and e-commerce services across a wide range of Internet-enabled wireless and consumer electronic devices. Our solution currently enables consumers to access online banking and brokerage services through network service providers using digital mobile phones, personal digital assistants, two-way pagers and personal computers. Our headquarters are in Toronto, Canada and we have offices in London, San Francisco, Sydney, Tokyo, Mountainview California, and Paris.

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Our objective remains to become the leading provider of an Internet infrastructure for the secure delivery of financial services using a broad range of Internet-enabled devices.

In 2000, we will continue to invest in our research and development initiatives, and sales and marketing activities, in order to manage our growth effectively and to expand our operational and customer support systems worldwide.

We have made great progress in executing our core strategies:
- Focus on leading financial institutions;
- Expand the functionality of our platform;
- Accelerate adoption of our solution:
         - By working with device manufacturers and network operators and;
         - Simplifying and reducing the cost of integrating end users;
- Pursue selective acquisitions of companies and technologies to expand our capabilities and;
- Adapt our platform for other industry sectors such as insurance, sales force management and logistics, and other wireless opportunities, such as bill payment and presentment, e-wallet services and e-commerce.


RECENT DEVELOPMENTS

FOCUS ON LEADING FINANCIAL INSTITUTIONS

In July, we announced an agreement with BBVA Bancomer, Mexico's largest financial group. The agreement will enable mobile wireless banking for BBVA Bancomer's more than nine million banking customers throughout Mexico and Spanish-speaking communities in the U.S. The 724 Solutions Financial Services Platform (FSP) will allow BBVA Bancomer customers to use a wide range of Internet-enabled devices such as mobile phones, personal digital assistants
(PDAs), and pagers to gain access to their real-time financial information, including: account information and statements, transaction details, intra-bank transfers, and bill payments, along with value-added content such as news, weather and financial market updates. This service will be offered in both Spanish and English.

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Wachovia Corporation, a leading financial holding company serving regional, national and international markets with dual headquarters in Atlanta and Winston-Salem, N.C., has licensed our technology and subscribed to our application hosting service, to extend its real-time, 24-hour, comprehensive electronic banking and financial services to a broad range of popular wireless and consumer electronic devices. We plan to work cooperatively with Wachovia to develop and deploy separate retail and commercial wireless financial services offerings, each specially designed to meet the unique needs of the bank's consumer and corporate customers. The agreement marks our first move into the corporate banking arena. Wachovia has also has licensed our technology for retail brokerage services.

We entered into a series of relationships with Corillian Corporation (Corillian). Corillian, based in Beaverton, Oregon, is a provider of solutions that enable banks, brokers, financial portals and other financial service providers to rapidly deploy Internet-based financial services. In April, we purchased approximately 2.9 percent of Corillian's common stock for $7.0 million in cash. In May, we announced that we were teaming up with Corillian to offer financial services providers a seamless wired and wireless Internet banking services solution. The fully-scalable product will be based upon the 724 Solutions FSP and will enable wireless banking functionality for Wireless Application Protocol (WAP)-enabled phones, in combination with Corillian's Voyager eFinance platform. The product will be jointly marketed and we expect to offer it in the fourth quarter of 2000.

EXPAND THE FUNCTIONALITY OF OUR PLATFORM

In June, we completed the acquisition of ezlogin.com, Inc. (ezlogin.com). ezlogin.com is a leading provider of Internet infrastructure tools for user-driven personalization. The acquisition of ezlogin.com will allow us to offer single-password access to our financial institutions' end customers so that they can have a personalized consolidated view of key financial accounts and other information, regardless of what device they use to access the Internet.

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In connection with this transaction, we issued 1,003,594 common shares at the closing. In addition, we assumed the options that were outstanding under ezlogin.com's stock option plan and, at the closing, these options were converted into options to purchase 91,796 common shares of 724 Solutions. The principal employees of ezlogin.com have agreed to continue their employment with ezlogin.com, which will operate as a subsidiary of 724 Solutions under the ezlogin.com name. The transaction has been accounted for using the purchase method of accounting.

In July, we announced a development and co-marketing agreement with CheckFree, a leading provider of financial electronic commerce services and products. This agreement incorporates CheckFree's market and technology leadership in electronic billing, payment and presentment (EBPP) with 724 Solutions' wireless financial services offering. CheckFree and 724 Solutions will enable financial institutions to offer to their customers the ability to receive and pay bills - such as telephone, utility, home loan, cable, credit card and insurance bills - on various wireless Internet-enabled devices including mobile phones and personal digital assistants. CheckFree currently offers electronic billing and payment services from more than 150 web-sites, including banks, brokerage firms, credit unions and portals. We expect to offer wireless EBPP in the third quarter of 2000.

We are collaborating with Certicom Corp. (Certicom), a leading provider of mobile e-commerce security, to develop and provide a Public Key Infrastructure
(PKI) portal solution, to be integrated into our FSP. PKI protects sensitive data through encryption software and two keys: a public key for distribution to other users, and a private key, which is kept and protected by the owner. We are working with Certicom to develop an open and standards-based security solution which will enable us to provide support for a broad array of PKI products, services and technologies such as VeriSign's Wireless Trust Services and Baltimore Technologies' UniCERT Certificate Management System.

We announced a cooperation agreement with Maptuit, a provider of information-rich

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directions and routing services, to deliver wireless, location-based solutions to the financial services industry. Under the agreement, we plan to work together with Maptuit to develop and globally deploy integrated solutions featuring personalization and customization. Initially, consumers will be able to locate bank machines through Internet-enabled mobile phones and other wireless devices, and receive directions to their selected location. In future releases, consumers will be able to locate other facilities and services.

ACCELERATE ADOPTION OF OUR SOLUTION

In the second quarter of fiscal 2000, our FSP was available in both English and French for Bank of Montreal's customers. In the near future we expect to offer our FSP in Spanish, for BBVA Bancomer's customers and will continue to increase the number of languages.

In addition, on July 18, 2000, Bank of Montreal introduced wireless banking and investment services to its nearly one million retail customers in the United States through its Chicago-based Harris Bank subsidiary.

In June, we announced that our FSP had successfully undergone testing within Ericsson's General Packet Radio Services (GPRS) applications test environment, known as GATE, and that the application is ready for live trials.

We acquired a 9.5 percent interest in Neomar Inc. (Neomar) for $3.5 million in cash. Neomar is a provider of WAP-based wireless services for PDAs. In addition, we licensed Neomar's WAP solution and incorporated it into our FSP. We believe that these transactions will accelerate the development and global deployment of secure WAP-based financial services applications for a variety of PDAs, making it faster and easier for financial institutions to offer secure wireless banking and brokerage services over some of the newest and most innovative devices, including Research In Motion's (RIM) BlackBerry, PalmOS devices, the Handspring Visor and PocketPC devices.

In June, we announced that we have chosen SITEL Corporation (SITEL), a leader in global electronic customer relationship management (eCRM) solutions, to develop, implement, and

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execute its contact center agent interface, and provide global customer service support for our FSP. As a leader in providing outsourced telephone and Internet-based customer service, we believe that SITEL will enable us to extend our customer support for our FSP globally through Internet and traditional voice channels. Under the agreement, SITEL will provide telephone, e-mail, and Web-based customer service and technical support from contact centers throughout the world. Through SITEL, we introduced a new value-added service and revenue stream.

APPOINTMENT OF DIRECTORS

At our Annual and Special Meeting of Shareholders, we announced the appointment of three new independent directors to our board. The new members are: Holger Kluge, a former senior executive with the Canadian Imperial Bank of Commerce with close to 40 years experience in the banking industry; Heather Reisman, founder and Chief Executive Officer of Indigo Books, Music and More, a leading Canadian retailer; and Barry J. Reiter, Chairman of the Technology Group at Torys, a leading North American law firm. Each of our new board members bring a wide array of business skills and experience which will add strategic value to our global deployment.

ANALYSIS OF STATEMENT OF OPERATIONS

Our unaudited condensed consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles, which in the Company's case, conform in all material respects with U.S. generally accepted accounting principles.

REVENUE

Our revenue, before the offset of stock-based compensation, increased to $4.0 million for the three months ended June 30, 2000 from $3.4 million for the three months ended March 31, 2000. The increase in revenue in the second quarter over the first quarter of 2000 is attributed to services revenue. Our revenue, before the offset of stock-based

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compensation, increased to $7.3 million for the six months ended June 30, 2000 from $965,000 for the six months ended June 30, 1999. The increase in revenue from June 30, 2000 compared to the same period in the prior year is attributed to product revenue.

While we have experienced significant revenue growth in the United States, we continue to concentrate on growing our customer base internationally. Net revenue growth in Canada from June 30, 2000 compared to June 30, 1999 was due to the fact that deferred stock-based compensation related to product revenue was fully amortized in the first quarter of 2000. Over time, we expect to derive a greater portion of our revenue from customers outside of North America.

PRODUCT REVENUE

Our product revenue, before the offset of stock-based compensation, decreased to $2.6 million for the three months ended June 30, 2000 from $2.8 million for the three months ended March 31, 2000. Our product revenue, before the offset of stock-based compensation, increased to $5.4 million for the six months ended June 30, 2000 from $931,000 for the six months ended June 30, 1999.

Our license agreements with Bank of Montreal and Bank of America use a fixed fee license model. Under this model, our customer pays us a fixed annual license fee either upon execution of the license agreement or periodically thereafter during the term of the agreement.

We are moving from our fixed fee license model to a variable fee license model, which is based on a per user fee. The transition of our revenue model from fixed fee to variable fee will have two primary consequences: first, we will no longer receive the main portion of the payments under our license agreements up-front; and second, we expect our revenue stream to vary with the number of our customers' end users. Citigroup, Claritybank.com, BBVA Bancomer and Wachovia have entered into license agreements using the variable license fee model, with guaranteed minimum payments.

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                              RESULTS OF OPERATIONS

                                                   Fiscal 2000                     Six Months Ended
                                                Three Months Ended                     June 30,
                                             June 30          March 31            2000           1999
                                             --------------------------------------------------------
                                                    (unaudited, in 000's of U.S. dollars,
                                                           except per share amounts)
Revenue:
   Product                                 $    2,591         $   2,762        $   5,353       $    931
Less: stock-based compensation
      related to product                            -              (248)            (248)          (902)
   Services                                     1,377               597            1,974             34
                                           -------------------------------------------------------------
Net revenue                                     3,968             3,111            7,079             63

Operating expenses:
   Cost of  revenue                             2,550             1,953            4,503             20
   Research and development                     6,545             4,423           10,968          2,418
   Sales and marketing                          3,315             2,449            5,764            509
   General and administrative                   5,395             2,218            7,613            835
   Depreciation and amortization                2,034               317            2,351            228
   Stock-based compensation
      related to stock options                  1,456               843            2,299             54
                                           -------------------------------------------------------------
Total operating expenses                       21,295            12,203           33,498          4,064
                                           -------------------------------------------------------------
Loss from operations                          (17,327)           (9,092)         (26,419)        (4,001)
Interest income                                 2,772             2,237            5,010             89
Equity in losses of affiliate                    (213)              (66)            (279)             -
                                           -------------------------------------------------------------
Net loss                                   $  (14,768)        $  (6,921)       $ (21,688)      $ (3,912)
                                           -------------------------------------------------------------
Basic and diluted net
   loss per share                          $    (0.40)        $   (0.20)       $   (0.61)      $  (0.34)
Weighted-average number of
   shares used in computing
   basic and  diluted net
   loss per share (in thousands)               36,717            34,037           35,380         11,518

EBITDA*                                    $  (13,837)        $  (7,684)       $ (21,521)      $ (2,817)
                                           -------------------------------------------------------------

*EARNINGS (LOSS) BEFORE INTEREST, TAXES AND NON-CASH ITEMS SUCH AS DEPRECIATION AND AMORTIZATION, AMORTIZATION OF STOCK-BASED COMPENSATION AND EQUITY IN LOSSES OF AFFILIATE. EBITDA IS PRESENTED HERE TO PROVIDE ADDITIONAL INFORMATION ABOUT OUR ABILITY TO MEET FUTURE CAPITAL EXPENDITURES AND WORKING CAPITAL REQUIREMENTS. EBITDA IS NOT A MEASURE OF FINANCIAL PERFORMANCE UNDER GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

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SERVICES REVENUE

Our services revenue was $1.4 million for the three months ended June 30, 2000 compared to $597,000 for the three months ended March 31, 2000. Services revenue was $2.0 million compared to $34,000 for the six months ended June 30, 2000 and June 30, 1999, respectively. These increases in services revenue are largely due to the growth in the number of customers and these customers' demand for consulting and customer support services to assist them as they deploy the 724 Solutions Financial Services Platform.

Services revenue is currently comprised of revenue from consulting, implementation and maintenance fees. Consulting and implementation services are usually performed under separate service agreements and revenue is generally recognized as the services are performed. Customers are charged a fee based on time and expenses.

We also receive revenue from maintaining and servicing our products for our customers. The maintenance fee is typically equal to a percentage of the customer's product fee and is recognized on a monthly basis.

We expect to receive application hosting revenues from hosting and managing the server infrastructure and software platform as part of the implementation of our solution. To date, Wachovia and Claritybank.com have signed agreements and some of our customers have expressed interest in our hosting service. We will begin to recognize application hosting revenue once customers have installed the 724 Solutions Financial Services Platform, and their services begin to run on our data centres.

OPERATING EXPENSES

COST OF REVENUE

Cost of revenue was $2.6 million for the three months ended June 30, 2000, compared to $2.0 million for the three months ended March 31, 2000. Cost of revenue was $4.5

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million for the six months ended June 30, 2000, compared to $20,000 for the six months ended June 30, 1999. These increases were primarily related to the addition of implementation and customer service personnel to support our increase in customers. The increase in cost of revenue also reflects amounts paid to third-party consultants and software providers. We anticipate that our cost of revenue will continue to increase as we establish our application hosting service, and as we incur upfront implementation costs in order to enable our customers to implement our solution more quickly.

Cost of revenue consists primarily of personnel costs associated with customer support, training, implementation and consulting services, as well as amounts paid to third-party consulting firms for those services and an allocation of expenses for our facilities and administration. It also includes software licensing expenses paid for integration of third-party software into our FSP.


RESEARCH AND DEVELOPMENT

Research and development expenses increased to $6.5 million for the three months ended June 30, 2000 from $4.4 million for the three months ended March 31, 2000. Research and development expenses were $11.0 million for the first half of 2000 compared to $2.4 million for the first half of 1999. We anticipate that our research and development expenses will continue to increase in absolute dollars as we expand the functionality of the platform, integrate our acquisitions and provide other features to enable our customers to offer additional value-added services to their consumers.

Research and development expenses relate to staffing of software developers in connection with the continuing expansion and enhancement of our Financial Services Platform and our quality assurance and testing activities. These expenses also include independent contractors and consultants, software licensing expenses, and allocated operating expenses. In the second quarter of 2000, we hired a team of consultants who worked on the Bank of America implementation.


SALES AND MARKETING

Sales and marketing expenses were $3.3 million, compared to $2.4 million for the three months ended June 30, 2000 and March 31, 2000, respectively. For the six months ended June 30, 2000 sales and marketing expenses were $5.8 million, compared to

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$509,000 in the prior year. The increase was primarily the result of costs associated with the hiring and training of our sales and marketing personnel, both domestically and internationally, as well as investments in marketing. We also opened sales offices in Tokyo and Sydney in the first quarter of 2000 and have increased the number of sales personnel to manage our relationships with larger customers.

GENERAL AND ADMINISTRATIVE

Our general and administrative expenses increased to $5.4 million for the three months ended June 30, 2000 from $2.2 million for the three months ended March 31, 2000. Our general and administrative expenses increased to $7.6 million for the six months ended June 30, 2000 from $835,000 for the six months ended June 30, 1999. The increase in general and administrative expenses reflected our continued investment in increased staffing and related expenses for the enhancement of the global infrastructure necessary to support a growing business, including improved management information systems and our increased utilization of outside professional service firms. The remainder of the increase was due to non-recurring integration and professional fees related to acquisitions and corporate development activities.

DEPRECIATION AND AMORTIZATION

Total depreciation and amortization expense was $2.0 million for the three months ended June 30, 2000, compared to $317,000 for the three months ended March 31, 2000. Total depreciation and amortization expense was $2.4 million for the six months ended June 30, 2000, compared to $228,000 for the six months ended June 30, 1999. These increases were mainly due to the amortization of $56.9 million of goodwill and acquired intangibles relating to the ezlogin.com acquisition and increased capital spending on computer hardware and office furniture, due to our increase in personnel. We expect to amortize goodwill related to the ezlogin.com acquisition over 24 months.

AMORTIZATION OF DEFERRED STOCK-BASED COMPENSATION RELATED TO STOCK OPTIONS

Amortization of employee stock-based compensation was $1.4 million for the three months ended June 30, 2000, compared to $843,000 for the three months ended March 31, 2000.

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Amortization of employee stock-based compensation was $2.3 million for the six months ended June 30, 2000, compared to $54,000 for the six months ended June 30, 1999. The deferred stock-based compensation represents the difference between the exercise prices of options granted to acquire our common shares and the deemed fair value, for financial reporting purposes, of our common shares on their respective grant dates. This deferred stock-based compensation is being amortized on a straight-line basis over the vesting periods of these options. The increases year over year are largely attributed to the amortization of deferred stock-based compensation related to options that were granted from October 1, 1999 to January 28, 2000. The remaining $11.9 million in deferred stock-based compensation will be amortized over the next eleven quarters.


INTEREST INCOME

Interest income increased to $2.8 million for the three months ended June 30, 2000 from $2.2 million for the three months ended March 31, 2000. Interest income increased to $5.0 million for the six months ended June 30, 2000 from $89,000 for the six months ended June 30, 1999. Interest was derived from cash and cash equivalent balances, representing primarily the unused portion of the proceeds from our issuances of common shares, including, in particular, the proceeds received from our initial public offering in February 2000.

EQUITY IN LOSSES OF AFFILIATE

Our investment in one-third-owned Maptuit is accounted for using the equity method. Under this method, we recognized a charge of $213,000 for the three months ended June 30, 2000, $66,000 for the three months ended March 31, 2000 and $279,000 for the six months ended June 30, 2000. These amounts reflect one-third of Maptuit's losses for the period since our investment and amortization of goodwill.

NET LOSS

We recorded a net loss of $14.8 million for the three months ended June 30, 2000, compared to a net loss of $6.9 million for the three months ended March 31, 2000. Our loss per share, calculated using the weighted average number of shares outstanding, was $0.40 for the three months ended June 30, 2000, compared to a

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loss per share of $0.20 for the three months ended March 31, 2000. For the six months ended June 30, 2000 our net loss was $21.7 million or $0.61 per share, compared to $3.9 million or $0.34 per share in the same period last year. Our loss increased as we invested heavily in building our infrastructure; and we expect our net loss to continue to increase as we expand our application hosting services and continue to invest in developing our Financial Services Platform. In particular, our research and development expenses and our sales and marketing expenses, increased to meet the required delivery schedules for our products and to establish customer relationships.

LIQUIDITY AND CAPITAL RESOURCES

Since inception, we have financed our operations through issuances of common shares, together with revenue from operations. In February 2000, we completed our initial public offering of an aggregate of 6,900,000 of our common shares, raising net proceeds of approximately $165.7 million.

Net cash used in operating activities was $7.8 million for the three months ended June 30, 2000 compared to $1.2 million for the three months ended March 31, 2000. For the six months ended June 30, 2000, net cash used in operating activities was $9.2 million compared to net cash provided of $14,000 for the same period ended June 30, 1999. Net cash used in operating activities for the six months ended June 30, 2000 reflects our operating loss of $21.7 million offset by equity in losses of affiliate of $279,000, depreciation of $2.4 million, amortization of stock-based compensation of $2.5 million and net changes in working capital of $6.5 million.

Cash provided from financing activities was $165.7 million for the six months ended June 30, 2000, compared to $2.0 million for the six months ended June 30, 1999. Cash flow in 2000 reflects the net proceeds of our initial public offering.

Cash used in investing activities was $27.4 million for the three months ended June 30, 2000 compared to $4.9 million for the three months ended March 31, 2000. For the six months ended June 30, 2000, cash used for

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investing activities was $32.1 million compared to $392,000 for the six months ended June 30, 1999. Cash used in investing activities for the first half of 2000 reflects our investments in Corillian, Neomar and Maptuit, acquisitions of Yrless Internet Corporation and ezlogin.com, purchase of short-term deposits, as well as purchases of capital, intangible and other assets. Capital expenditures for the six months ended June 30, 2000 were $5.8 million, and we anticipate capital expenditures to continue to increase as we invest heavily in our Financial Services Platform and implement data centers to support our application hosting activities.

We expect that the revenue from our operations, interest income and the funds provided by our initial public offering will be sufficient to cover our cash requirements for at least the next 12 months. We may require additional financing, however, if we expand our operations at a faster rate than currently expected, or if we seek to effect one or more significant acquisitions.

IMPACT OF FOREIGN EXCHANGE RATE EXPOSURE

Substantially all of our revenue is expected to be earned in U.S. dollars. A significant portion of our expenses is incurred in Canadian dollars. Changes in the value of the Canadian dollar relative to the U.S. dollar may result in currency translation gains and losses, which could affect our operating results. However, in the future, we intend to implement a policy that best meets the needs of our business.

FACTORS THAT MAY AFFECT FUTURE RESULTS OF OPERATIONS

The following factors could materially and adversely affect our future operating results and could cause actual events to differ materially from those predicted in forward-looking statements related to our business. For additional factors, please see our filings with the U.S. Securities and Exchange Commission and the Canadian Securities Administrators, including our Registration Statement on
Form F-1, as amended and, our Annual Report on Form 20-F, our Annual Information Form and our 1999 Annual Report.

We currently depend on the sale of a single product to generate most of our revenue and we expect this dependence to continue for the foreseeable future. However, we are looking to expand our platform to capitalize on other Internet-infrastructure opportunities such as data aggregation, bill payment and presentment and e-wallet services. Although we have described in this document different services that we aim to develop or provide, we cannot assure that we, either alone or with the parties we have identified herein, will succeed in doing so.

A large portion of our revenue is derived from the sale of our solution to a limited number of financial institutions. For the three months ended June 30, 2000, five customers accounted for substantially all of our revenues. Our sales efforts target large financial institutions worldwide, which requires us to expend significant resources educating prospective customers about the uses and benefits of our product. We expect that our acquisition of ezlogin.com will facilitate the expansion of our Financial Services Platform to bring banks and brokerages the added value they are seeking.

Our success depends on financial institutions' acceptance of the Internet as a viable means to deliver their services, in order to grow our customer base. Our future revenue depends on consumers using the services that are offered by our financial institution customers based on our solution. We expect that revenue under a large portion of our license agreements will depend on the number of monthly subscribers to these services. To stimulate consumer adoption of these services, we will be incurring up-front implementation costs to enable our customers to market these services more quickly.

                               724 SOLUTIONS INC.
                      Condensed Consolidated Balance Sheets
                         (In thousands of U.S. dollars)

                                                                       June 30,         December 31,
                                                                           2000                 1999
                                                                   -------------        -------------
                                                                    (Unaudited)
ASSETS

Current assets:
     Cash and cash equivalents (note 2)                            $    189,235         $     65,287
     Short-term deposits                                                 10,110                 -
     Accounts receivable-trade, net of allowance
       for doubtful accounts of nil
       (December 31, 1999 - nil)                                          1,092                3,121
     Prepaid expenses and other receivables                               2,899                1,368
                                                                   -------------        -------------
                                                                        203,336               69,776

Capital assets                                                            7,801                2,366

Investments (note 4)                                                     10,984                  -

Intangible and other assets (note 5)                                     58,932                1,100
                                                                   -------------        -------------
                                                                   $    281,053         $     73,242

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
     Accounts payable                                              $      5,706         $      1,982
     Accrued liabilities                                                  6,435                2,967
     Deferred revenue, net of deferred
       stock-based compensation of nil
       (December 31, 1999 - $248)                                         5,457                6,022
                                                                   -------------        -------------
                                                                         17,598               10,971

Leasehold inducements                                                       452                  103

Shareholders' equity:
     Share capital (note 8):
         Authorized:
              Unlimited common shares
              Unlimited preferred shares
         Issued and outstanding:
              37,555,018 common shares
                (December 31, 1999 - 29,402,426)                        313,327               84,762
     Deferred stock-based compensation (note 3)                         (11,949)              (5,909)
     Accumulated deficit                                                (38,375)             (16,685)
                                                                   -------------        -------------
                                                                        263,003               62,168
                                                                   -------------        -------------

                                                                   $    281,053         $     73,242
                                                                   -------------        -------------
                                                                   -------------        -------------


     See accompanying notes to condensed consolidated financial statements.

                               724 SOLUTIONS INC.
           Condensed Consolidated Statements of Operations (unaudited)
            (In thousands of U.S. dollars, except per share amounts)

                                                         Fiscal 2000                     Six months ended
                                                     Three months ended                      June 30,
                                               ----------------------------       ----------------------------
                                                  June 30         March 31            2000             1999
                                               -----------      -----------       -----------      -----------
     Product                                   $     2,591      $     2,762       $     5,353      $       931
     Less: stock-based compensation
       related to product                            -                 (248)             (248)            (902)
     Services                                        1,377              597             1,974               34
                                               -----------      -----------       -----------      -----------
                                                     3,968            3,111             7,079               63
Operating expenses:
     Cost of revenue                                 2,550            1,953             4,503               20
     Research and development                        6,545            4,423            10,968            2,418
     Sales and marketing                             3,315            2,449             5,764              509
     General and administrative                      5,395            2,218             7,613              835
     Depreciation and amortization                   2,034              317             2,351              228
     Stock-based compensation
       related to stock options                      1,456              843             2,299               54
                                               -----------      -----------       -----------      -----------
                                                    21,295           12,203            33,498            4,064
                                               -----------      -----------       -----------      -----------

Loss from operations                               (17,327)          (9,092)          (26,419)          (4,001)

Interest income                                      2,772            2,237             5,010               89

Equity in losses of affiliate                         (213)             (66)             (279)            -
                                               -----------      -----------       -----------      -----------

Net loss                                       $   (14,768)     $    (6,921)      $   (21,688)     $    (3,912)
                                               -----------      -----------       -----------      -----------
                                               -----------      -----------       -----------      -----------

Basic and diluted net loss per share           $     (0.40)     $     (0.20)      $     (0.61)     $     (0.34)
                                               -----------      -----------       -----------      -----------
                                               -----------      -----------       -----------      -----------

Weighted-average number of shares
   used in computing basic and
   diluted net loss per share
   (in thousands)                                    36,717          34,037            35,380           11,518
                                               -----------      -----------       -----------      -----------
                                               -----------      -----------       -----------      -----------

Loss before interest, taxes, depreciation
   and amortization, amortization of
   stock-based compensation
   and equity in losses of affiliate           $   (13,837)     $    (7,684)      $   (21,521)     $    (2,817)
                                               -----------      -----------       -----------      -----------
                                               -----------      -----------       -----------      -----------


     See accompanying notes to condensed consolidated financial statements.

                               724 SOLUTIONS INC.
           Condensed Consolidated Statement of Cash Flows (unaudited)
                         (In thousands of U.S. dollars)

                                                         Fiscal 2000                     Six months ended
                                                     Three months ended                      June 30,
                                               ----------------------------       ----------------------------
                                                 June 30          March 31            2000             1999
                                               -----------      -----------       -----------      -----------
Cash flows provided by (used in):

Cash flows from operating activities:
     Net loss                                  $   (14,768)     $    (6,921)      $   (21,688)     $    (3,912)

     Items not involving cash:
           Other non cash expenses                     705             -                  392              -
           Equity in losses of affiliate               213               66               279              -
           Depreciation and amortization             2,034              317             2,351              228
           Stock-based compensation                  1,456            1,091             2,547              956
           Foreign exchange loss (gain)                431              (46)              385              -
     Change in operating assets and liabilities:
         Accounts receivable                           (75)           2,104             2,029               35
         Prepaid expenses and
              other receivables                       (361)            (898)           (1,259)            (268)
         Accounts payable                            3,512             (344)            3,168              (44)
         Accrued liabilities                           743            2,630             3,468              822
         Deferred revenue                           (1,691)             776              (916)           2,197
                                               -----------      -----------       -----------      -----------
Cash flows provided by (used in)
   operating activities                             (7,801)          (1,225)           (9,244)              14

Cash flows from financing activities:
     Issuance of common shares,
       net of expenses                              -               165,708           165,708            1,953
                                               -----------      -----------       -----------      -----------

Cash flows provided by financing
   activities                                       -               165,708           165,708            1,953

Cash flows from investing activities:
     Purchase of short term deposits               (10,110)           -               (10,110)            -
     Purchase of capital assets                     (4,575)          (1,204)           (5,779)            (392)
     Purchase of intangible and other
       assets                                         (819)          (1,468)           (2,069)            -
     Investment in Neomar Inc.                      (3,500)            -               (3,500)            -
     Investment in Corillian Corporation            (7,000)            -               (7,000)            -
     Investment in Maptuit.com Inc.                  -                 (750)             (750)            -
      Acquisition of Yrless Internet Corporation     -               (1,272)           (1,272)            -
      Acquisition of ezlogin.com, Inc.              (1,431)            (220)           (1,651)            -
                                               -----------      -----------       -----------      -----------
Cash flows used in investing activities            (27,435)          (4,914)          (32,131)            (392)
                                               -----------      -----------       -----------      -----------

Foreign exchange loss (gain) on cash
      held in a foreign currency                      (431)              46              (385)            -

Increase (decrease) in cash and
cash equivalents                                   (35,667)         159,615           123,948            1,575

Cash and cash equivalents,
   beginning of period                             224,902           65,287            65,287            2,976
                                               -----------      -----------       -----------      -----------

Cash and cash equivalents,
   end of period                               $   189,235      $   224,902       $   189,235      $     4,551
                                               -----------      -----------       -----------      -----------
                                               -----------      -----------       -----------      -----------

Supplemental disclosures of non-cash
   investing and financing activities:
     Net assets acquired from
     acquisitions                              $     1,870      $       (95)      $     1,775      $      -
                                               -----------      -----------       -----------      -----------
                                               -----------      -----------       -----------      -----------


     See accompanying notes to condensed consolidated financial statements.

1.     BASIS OF PRESENTATION:

       The accompanying condensed consolidated financial statements include the accounts of 724 Solutions Inc. and its wholly owned subsidiaries (collectively referred to as the "Company"). Intercompany transactions and balances are eliminated on consolidation.

       The condensed financial statements are stated in U.S. dollars, except as otherwise noted. They have been prepared in accordance with Canadian generally accepted accounting principles which conform, in all material respects, with U.S. generally accepted accounting principles.

       The information furnished reflects, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of the interim periods presented. Interim results are not necessarily indicative of results for a full year.

2.     CASH AND CASH EQUIVALENTS:

       Cash consists of deposits with major financial institutions. Cash equivalents consist of short-term deposits and high-grade commercial paper with an original maturity of three months or less at the date of purchase. As at June 30, 2000, cash equivalents accounted for approximately 78% of the cash and cash equivalents balance and consisted of 66% in short-term deposits and 34% in commercial paper.

3.     STOCK-BASED COMPENSATION:

       The Company uses the intrinsic value method to account for stock-based compensation. As such, deferred stock-based compensation is recorded if, on the date of grant of the stock option or the subscription right, the current deemed fair value for financial reporting purposes, of an underlying common share exceeds the exercise price per share. Deferred stock-based compensation is recognized as an expense over the vesting period of the stock option or as a reduction of revenue over the term of the related revenue contract, as the case may be.

4.     ACQUISITIONS:

       (a) In June 2000, the Company acquired all of the outstanding shares of ezlogin.com, Inc. (ezlogin.com), a privately held company incorporated in California in the business of providing Internet infrastructure tools for user-driven personalization. The transaction has been accounted for by the purchase method, with the results of operations included in these financial statements from the date of acquisition. The purchase price of approximately $55.8 million was satisfied by the issuance of 1,003,594 common shares of the Company and the assumption of the existing ezlogin.com option plan which, if all options outstanding under the plan are exercised, would result in the issuance of an additional 91,796 common shares of the Company. In addition, the company incurred $3.0 million in costs related to the acquisition. The excess of the purchase price over the fair value of the net tangible assets of ezlogin.com at the date of acquisition of $56.9 million has been allocated to goodwill and other intangible assets and will be amortized over 24 months. Amortization expense of $1.2 million has been recorded in the three month period ended June 30, 2000.

       (b) In April 2000, the Company acquired 875,000 common shares (representing approximately a 2.9% interest) in Corillian Corporation (Corillian), a provider of eFinance solutions for the Internet, for $7.0 million. In addition, the Company announced its intention to partner with Corillian to provide financial services providers with a seamless wired and wireless Internet banking services solution based on the 724 Solutions Financial Services Platform in combination with Corillian's eFinance Voyager platform. Corillian is a U.S. publicly traded company on the NASDAQ exchange trading under the symbol CORI. The investment is accounted for using the cost method of accounting.

       (c) In June 2000, the Company acquired a 9.5% interest in Neomar Inc. (Neomar), a privately held company in the business of providing Wireless Application Protocol (WAP)-based services for personal digital assistants, for $3.5 million. In addition, the Company has entered into a license agreement with Neomar to license the WAP solution and incorporate it into the Company's Financial Services Platform. The investment is accounted for using the cost method of accounting.

5.     INTANGIBLE AND OTHER ASSETS:

       -------------------------------------------------------------------------
                                          June 30,         December 31,
                                              2000                 1999
                                       (unaudited)
       -------------------------------------------------------------------------
       Goodwill                          $ 54,213            $     -
       Other                                4,719              1,100
       -------------------------------------------------------------------------
                                         $  58,932           $ 1,100
       -------------------------------------------------------------------------
       -------------------------------------------------------------------------

       Goodwill represents the excess of the purchase price over the fair value of net assets acquired, and is being amortized on a straight-line basis over a period of less than three years. On an ongoing basis, management reviews the valuation and amortization of goodwill, taking into consideration any events and circumstances which might impair the fair value of the related asset. Goodwill is written down to fair value when decreases in value are considered to be other than temporary, based upon expected cash flows of the acquired business.

6.     SEGMENTED INFORMATION:

       The Company operates in a single reportable operating segment, that is, the design and delivery of an internet infrastructure platform that enables financial institutions to deliver financial information and services to a wide range of Internet-enabled devices. The single reportable operating segment derives its revenue from the sale of software and related services. As at June 30, 2000, the majority of the assets related to the Company's operations were located in Canada. Net revenue is attributable to geographic location based on the location of the customer, as follows:

       ------------------------------------------------------------------------------
                                                            Six months ended
                                                   --------------------------------
                                                      June 30,             June 30,
                                                          2000                 1999
                                                   (unaudited)          (unaudited)
       ------------------------------------------------------------------------------
       Net revenue by geographic locations:
           United States                             $   1,158              $     -
           Canada                                        5,921                   63
       ------------------------------------------------------------------------------
                                                     $   7,079              $    63
       ------------------------------------------------------------------------------
       ------------------------------------------------------------------------------

7.     RELATED PARTY TRANSACTIONS:

       The Company transacts with certain shareholders: Bank of Montreal, Wells Fargo, Bank of America and Citicorp Strategic Technology Corporation. The following table sets out the balances and transactions with these shareholders, which have been recorded at the exchange amount:

       ---------------------------------------------------------------------------------------
                                                                  Six months ended
                                                         --------------------------------
                                                            June 30,             June 30,
                                                                2000                 1999
                                                         (unaudited)          (unaudited)
       ---------------------------------------------------------------------------------------
       Related party balances:
           Accounts receivable, net of allowance
              for doubtful accounts of nil                 $   1,092           $     -
           Deferred revenue, net of deferred
              stock-based compensation of nil
              (June 30, 1999 - $994)                           5,457                1,296
       ---------------------------------------------------------------------------------------
       ---------------------------------------------------------------------------------------
       Related party transactions:
           Net revenue:
                Product                                    $   5,105           $       29
                Services                                       1,671                   34
       ---------------------------------------------------------------------------------------

8.     COMMON SHARES

       At June 30, 2000 and December 31, 1999 there were 3,956,348 and 2,867,930 options outstanding to acquire common shares of the Company, respectively. Included in the June 30, 2000 options are options to acquire 91,796 common shares of the Company relating to the options assumed as part of the ezlogin.com acquisition.

CORPORATE INFORMATION


HEADQUARTERS                                          SHARE INFORMATION
                                                      Market Listings [Symbol]
Canada                                                Toronto Stock Exchange [SVN]
724 Solutions Inc.                                    NASDAQ National Market [SVNX]
4101 Yonge Street, Suite 702
Toronto, ON Canada M2P 1N6
Tel.: +1 (416) 226-2900                               PUBLIC RELATIONS
Fax.: +1 (416) 226-4456                               Ray McManus, Toronto
info@724.com
www.724.com                                           INVESTOR RELATIONS
                                                      Monica Zaied, Toronto
                                                      investorrelations@724.com
TRANSFER AGENT
Montreal Trust Company of Canada, Toronto             LEGAL COUNSEL
                                                      Ogilvy Renault, Toronto

AUDITORS
KPMG LLP, Toronto

BOARD OF DIRECTORS

GREGORY WOLFOND                                       BARRY J. REITER
Chairman and Chief Executive Officer                  Chairman of the Technology Group and
Toronto, Ontario                                      member of the Executive Committee of Torys
                                                      Toronto, Ontario

LLOYD F. DARLINGTON                                   MARTIN A. STEIN
President and Chief Executive Officer,                President, Sonoma Mountain Ventures L.L.C. San
Emfisys, Bank of Montreal                             Francisco, California
Toronto, Ontario

JAMES A. DIXON                                        HARRI VATANEN
Group Executive,                                      President, Sonera SmartTrust Ltd. and
Technology and Operations,                            Senior Vice President, Sonera Corporation
Bank of America,                                      London, U.K.
Atlanta, Georgia

HOLGER KLUGE                                          ALAN YOUNG
A former senior executive with CIBC with              Vice President, Access Devices and
close to 40 years experience in the banking           Distribution Technologies, e-Citi
industry                                              New Canaan, Connecticut
Toronto, Ontario

HEATHER REISMAN
Founder and Chief Executive Officer
Indigo Books, Music and More
Toronto, Ontario

OFFICERS

GREGORY WOLFOND                                       ALISTAIR RENNIE
Chairman and Chief Executive Officer                  Senior Vice President, Marketing/Product Line Management

CHRISTOPHER ERICKSON                                  DAVID PASIEKA
President, General Counsel and Secretary              Senior Vice President, Application Hosting

ANDRE BOYSEN                                          ROGER HORTON
Chief Technology Officer                              Senior Vice President, Application Development

KERRY McLELLAN                                        JEAN-NOEL LEBRUN
Chief Operating Officer                               Senior Vice President, Data Aggregation

KAREN BASIAN
Chief Financial Officer

MINA WALLACE
Executive Vice President, Field Operations

                                                                   724 SOLUTIONS
                                                                          [LOGO]

OUR LOCATIONS

CANADA (HQ)
724 Solutions Inc.
4101 Yonge Street, Suite 702
Toronto, ON  Canada  M2P 1N6
Tel.: +1(416) 226-2900
Fax.: +1(416) 226-4456
info@724.com
www.724.com

U.S.A.
1 Market, Steuart Tower 1475
San Francisco, CA  USA 94105
Tel.: +1(415) 615-0724
Fax.: +1(415) 615-0195
info@724.com

U.K. & EUROPE
No. 1 Poultry, 2nd Floor
London, England  EC2R 8JR
Tel.: +44-207-643-2245
Fax.: +44-207-643-2682

JAPAN
Kaymiyacho Mori Building
14th Floor, 4-3-20 Toranomon
Minato-ku, Tokyo, Japan
Tel.: +813 (5404) 3408
Fax.: +813 (5404) 3571
Mobile: 090-9316-9948

AUSTRALIA
Level 20, Tower 2 Darling Park
201 Sussex Street
Sydney 2000 Australia
Tel.: +(612) 9006-1000
Fax.: +(612) 9006-1430

EZLOGIN.COM, INC.
1927 Landings Drive
Mountainview, CA USA  94043
Tel.: +1(650) 526-3800
Fax.: +1(650) 526-3810